Filed pursuant to Rule 424(b)(3)

File No. 333-278477 and 333-258155

APOLLO DEBT SOLUTIONS BDC

SUPPLEMENT NO. 4 DATED JULY 26, 2024

TO THE PROSPECTUS DATED APRIL 2, 2024

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Apollo Debt Solutions BDC (the “Company”), dated April 2, 2024 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is as follows:

•	to disclose the Company entered into a sixth amendment to the Cardinal Funding Secured Credit Facility; and

•	to disclose the Company’s 2031 Notes Offering.

Sixth Amendment to Cardinal Funding Secured Credit Facility

On July 19, 2024, Cardinal Funding LLC (“Cardinal Funding”), a wholly owned subsidiary of the Company entered into Amendment No. 6 (the “Sixth Credit Facility Amendment”) to its Credit and Security Agreement (the “Cardinal Funding Secured Credit Facility”), dated as of January 7, 2022, by and among Cardinal Funding, as borrower, the Company, in its capacity as collateral manager and in its capacity as equityholder, the lenders from time to time parties thereto, Citibank, N.A., as administrative agent, and The Bank of New York Mellon Trust Company, National Association, as collateral agent, custodian and collateral administrator.

The Sixth Credit Facility Amendment amends the Cardinal Funding Secured Credit Facility to, among other things, (i) extend the end of the revolving period to July 19, 2027, (ii) extend the maturity date to July 19, 2029 and (iii) modify the interest rate charged under the Cardinal Funding Secured Credit Facility to (x) with respect to broadly syndicated loans and bonds, the applicable reference rate plus a spread of 1.60% and (y) for private credit loans and all other assets, the applicable reference rate plus a spread that varies depending on the discount margin for such assets, as calculated by the administrative agent on a quarterly basis.

Terms used in the foregoing paragraphs have the meanings set forth in the Cardinal Funding Secured Credit Facility and the Sixth Credit Facility Amendment. The description above is only a summary of the material provisions of the Sixth Credit Facility Amendment and does not purport to be complete and is qualified in its entirety by reference to the provisions in such Sixth Credit Facility Amendment, which is attached as an exhibit to the registration statement of which this Prospectus is a part.

2031 Notes Offering

On July 24, 2024, the Company priced an offering of $600 million in aggregate principal amount of its 6.700% notes due 2031 (the “2031 Notes”) in a private placement to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to certain non-U.S. persons outside the United States pursuant to Regulation S under the Securities Act. The 2031 Notes will mature on July 29, 2031 and may be redeemed in whole or in part at the Company’s option at any time at par value plus a “make-whole” premium. The offering is expected to close on July 29, 2024, subject to customary closing conditions.

The Company expects to use the net proceeds of the offering for general corporate purposes of the Company and the Company’s subsidiaries and/or to repay indebtedness, including under the Company’s revolving credit facility.